FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Ahlgren Robert V.	2. Issuer Name and Ticker or Trading Symbol Apogent Technologies Inc. (AOT)

6. Relationship of Reporting Person(s)
to Issuer (Check all applicable)
    Director                                       10% Owner
X Officer (give title below)          Other (specify below)

Group President - Labware/Life Sciences/Lab Equipment Group

(Last) (First) (Middle) 30 Penhallow Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 01/28/03
(Street) Portsmouth, NH 03801-3816		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								255(1)	I	401 (k)
Common Stock								1,051(2)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Options (Right to Buy)	$16.67	01/28/03		A		125,000		01/28/07(3)	01/28/13	Common Stock	125,000		125,000	D
Stock Options (Right to Buy)	$18.4004							02/02/04(4)	02/02/10	Common Stock	8,152		8,152	D
Stock Options (Right to Buy)	$21.4583							01/27/03(5)	01/27/09	Common Stock	12,466		12,466	D
Stock Options (Right to Buy)	$21.575							01/30/05(6)	01/30/11	Common Stock	7,648		7,648	D
Stock Options (Right to Buy)	$24.51							05/18/05(7)	05/18/11	Common Stock	25,000		25,000	D
Stock Options (Right to Buy)	$25.10							01/28/06(8)	01/28/12	Common Stock	45,000		45,000	D

Explanation of Responses:

(1) Includes any shares of Apogent Technologies Inc. Common Stock acquired under the Apogent 401 (k) Plan in transactions exempt from Section 16 (b) pursuant to Rule 16 (b) 3 (c) since the date as of which information was given in the reporting person's most recent previous report. The information in this report is based on a plan statement dated 12/31/02.
(2) Represents shares acquired in 2002 under the Issuer's Employee Stock Purchase Plan.
(3) Granted under the Issuer's 2001 Equity Incentive Plan. 25% of option becomes exercisable on the first anniversary of the grant and monthly thereafter in equal installments over the next thirty-six months.
(4) Options vest(ed) in four equal installments on 2/2/01, 2/2/02, 2/2/03 and 2/2/04.
(5) Options vest(ed) in four equal installments on 1/27/00, 1/27/01, 1/27/02 and 1/27/03.
(6) Options vest(ed) in four equal installments on 1/30/02, 1/30/03, 1/30/04 and 1/30/05.
(7) Options vest(ed) in four equal installments on 5/18/02, 5/18/03, 5/18/04 and 5/18/05.
(8) Granted under the Issuer's 2001 Equity Incentive Plan. 25% of option becomes exercisable on the first anniversary of the grant and monthly thereafter in equal installments over the next thirty-six months.

By: /s/ Robert V. Ahlgren by Gary J. Marmontello, Attorney-in-Fact **Signature of Reporting Person	1/30/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.